LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
March 26, 2007

Ms. Christina Chalk, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Center Bancorp, Inc.
      PRRN 14A filed on March 14, 2007 by the Committee to
      Preserve Shareholder Value
      SEC File No. 0-11486

Dear Ms. Chalk:

I am writing in response to your March 19, 2007 comment letter. The responses are numbered to correspond to the format of your comment letter.

Comment:

    1.  We note the recent filing (see Form 425 filed March 16, 2007) by Center Bancorp indicationg that it has agreed to acquire Becon Trust Company.  Update your proxy statement to reflect this development.  That is, since you advocate the Company making an "accretive acquisition," indicate whether the Beacon acquisition fits the bill and whether you continue to believe the company should see additional acquisition opportunities.

Response:

    1.   The following has been added to paragraph 4 of the section, "Therefore a Vote for the Committee Nominees is a
       Vote to Start the Process to Accelerate the Share Repurchase Program, to Attempt to do an Accretive
       Acquisition, and if not Possible, Sell the Company for a Premium Price, Which is Opposed by the Present Board
       and Management" on page 10:

      "On March 16, 2007, the Committee announced a definitive merger agreement to acquire Beacon Trust Company
       ("Beacon"), a privately held limited purpose trust company with $1.3 billion in managed assets based in Madison,
       New Jersey, in consideration for approximately $5.6 million in cash and an additional $4.7 million in the
       Company's stock, for a total equity value of approximately $10.3 million.  The Company has not provided adquate financial information about Beacon for the Committee to make any determination as to the appropriateness of the transaction and the consideration paid by the Company.  Once the Company issues appropriate detailed financial information, the Committe will update its position."

Comment:

    2.  Refer to comment 14 in our prior comment letter dated March 6, 2007.  Expand the new disclosure on page 9 of the revised proxy statement to fully discuss the impact of the de-classification of the Board.  Although you state that this action would cause the entire Board to be elected each you, you do not discuss the possible impact on the ability of a third party to seize control of the Board in a single election, as we requested.

Response:

    2.  The following has been added to paragraph 1 of the section, "The Board of Directors Should Be De-Classified"
       on page 9:

         "If the Board is de-classified, this would permit a third party to seize control of the Board (subject to regulatory approval) in a single election, in contrast to a staggered Board which would require two separate elections to gain a majority of the Board, and three elections to remove the entire Board."

Comment:

    3.  Refer to comment 20 in our prior comment letter dated March 6, 2007.  We note the letter from SNL Financial provided with your response.  As requested in our prior comment letter and required by Rule 14a-12(c)(ii) of
         Regulation 14A, please disclose in the proxy statement whether the consent of SNL Financial was obtained.

Response:

    3.  The following notation has been made on page 7 where the first mention of "Source: SNL Financial LC" appears:

       "Source: SNL Financial LC*"

       "*Mr. Seidman has the consent of SNL Financial LC to use the data contained herein."

    In addition, the following has been added on page 5, as paragraph 7 of the "Background" section:  "On March 20, 2007, Mr. Seidman sent Mr. Davis a letter commenting upon the Company's 10% staff reduction and requesting disclosure as to whether seinor management, including Mr. Davis, are - or will be - reducing their salaries to share the pain since the overstaffing occurred on their watch.  Mr. Seidman stated that if disclosure was not made immediately about salary reductions for the senior team, he will assume none has been, or will be, instituted.

    In addition, the Committee share ownership has been updated throughout the proxy.

Very truly yours,

                                           /s/ Lawrence B. Seidman
Lawrence B. Seidman

LBS:jb